

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Bradley Herring
Chief Financial Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

> **Re: Enfusion, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **Form 8-K furnished on March 7, 2023**
> **File No. 001-40949**

Dear Bradley Herring:

We have reviewed your May 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Note 11. Loss per Class A Common Share, page F-23

1. We note from your response prior comment 3, that you applied the guidance of ASC 260-10-55-20(a) in determining the "adjustment to loss attributable to common stockholders." Please tell us how you determined that the guidance in paragraph 55-20(a), which pertains to securities issued by a subsidiary that enables their holders to obtain the subsidiary's common stock applies to your fact pattern. In this regard, we note your reference to the exchange of Enfusion Ltd LLC common units (i.e. subsidiary) for shares of Enfusion, Inc's (i.e. parent) common stock. Also, explain further your reference to attributing the net income or loss between controlling and noncontrolling interest and provide the calculations that support such adjustment.

Form 8-K furnished on March 7, 2023

Exhibit 99.1

2.   Based on the information provided in your response to prior comment 4, the adjustment to your non-GAAP measure of adjusted free cash flow for "bonus timing and related employer taxes" appears to present a tailored accounting principle as you are assuming bonus payments are being made in the periods in which they are accrued and not when they are actually paid. Please refer to Question 100.04 of the non-GAAP C&DIs and revise to remove this adjustment. You may consider including the amount of bonus accrued or paid each period in a footnote to the non-GAAP reconciliation if you believe that information would be useful for investors.

      You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology